OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

July 31, 2014

Via Electronic Transmission

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Sarbanes-Oxley Review of Oppenheimer Registered Investment Companies

Dear Mr. Long:

We have reviewed your comments, received on June 17, 2014, to certain registered open-end management investment companies listed in the Appendix of this letter (the “Funds”) that are managed by OFI Global Asset Management, Inc. or its affiliates (“OFI”). For your convenience, we have included each of your comments in italics, followed by our response.

General Comments

1. Please update and confirm all ticker symbols for the Funds in EDGAR.

The ticker symbols for each of the Funds will be confirmed and, as needed, updated in EDGAR.

2. Please update the SteelPath MLP Infrastructure Debt Fund on EDGAR to correctly mark it as “inactive.”

SteelPath MLP Infrastructure Debt Fund will be updated to be marked as “inactive.”

3. With respect to any amendment to a Fund’s registration statement filed on EDGAR in the future, please be sure to include a cover letter to explain the nature of the filing.

The Funds will include cover letters explaining the nature of amendments to their registration statements in the future.

4. Please explain why certain Funds filed amended N-PX filings in 2013.

Certain of the Funds filed amended N-PX filings in order to include proxy voting information relating to the Fund’s vote with respect to securities held in another OFI Fund. The initial filing of those Funds’ Form N-PX inadvertently omitted information with respect to portfolio securities of other OFI Funds it held, because the proxy voting report generated by the Funds’ service provider, Institutional Shareholder Services, Inc. (“ISS”), did not include that information in its report. Upon realizing the error, OFI worked to amend the N-PX filings to include each Fund’s vote in their respective underlying OFI Fund. The reason so many reports needed to be amended is because one such underlying Fund, Oppenheimer Institutional Money Market Fund, held a shareholder meeting and many of the Funds voted in that meeting. OFI has worked with ISS to ensure that the Funds’ N-PX filings for 2014 take into account proxy votes that a Fund may cast with respect to an underlying Fund, in order to avoid the need to amend a prior N-PX filing.

5. Please explain why certain Funds filed amended NSAR filings (Equity Income Fund, Capital Income Fund, Rising Dividends Fund, Global Strategic Income Fund filed NSAR-B/A filings on March 10, 2014)

Capital Income Fund and Global Strategic Income Fund filed an amended NSAR filing to include the attachment for 77L, changes in accounting principles and practices. This was the first time that the Funds filed consolidated financial statements and needed a letter from the auditors to include with the filings. Global Strategic Income Fund, Rising Dividends Fund and Equity Income Fund amended the NSAR filing for questions 024 and 025 to include broker/dealer information that derive more than 15% of gross revenues from securities-related activities. The information was not available at the time of the original filing.

6. If Oppenheimer Institutional Treasury Money Market Fund is no longer planned to become effective, please file an application for deregistration under Form N-8F to withdraw the registration.

Since the Fund’s registration statement is no longer planned to become effective, OFI will withdraw the registration of Oppenheimer Institutional Treasury Money Market Fund as requested.

7. With respect to each SteelPath Fund’s disclosure in its shareholder reports in response to Item 27(d)(1) of Form N-1A, the deferred income tax expense should be included in the actual and hypothetical examples. A footnote can describe what the Funds’ expenses would be without the deferred income tax expense.

As requested, each SteelPath Fund will include the deferred income tax expense in the actual and hypothetical expenses under Item 27(d)(1) of Form N-1A, with appropriate footnote disclosure indicating what the Funds’ expenses would be without the deferred income tax expense. This change will be made beginning with the Funds’ next annual report (the current semi-annual report is already printing).

8. Funds that use derivatives should include more discussion of derivatives in the Management Discussion of Fund Performance section of the annual shareholder reports. Reference the Statement of Operations to determine the materiality of derivative investments for a particular Fund.

Certain of the Funds may use derivatives as one type of investment technique in implementing the components of its investment strategy. We believe that a discussion which focuses on the more significant performance drivers relevant to a Fund’s primary investment strategy, such as countries and currencies, market sectors, the success of certain strategies like a “global macro” or a “volatility” strategy, or the relative duration positioning of a Fund, is more relevant and a useful and meaningful discussion for shareholders of the factors that materially affected performance, than highlighting individual techniques used to achieve the investment strategy (even if those strategies, such as Global Multi Strategies Fund’s description of its Volatility Strategy, reference the use of options and other derivatives). We believe this approach is consistent with the requirements of Item 27(b)(7)(i) of Form N-1A. When preparing this discussion, the Funds will continue to review whether certain individual investments and techniques, such as derivatives, are material to its performance in the context of its broader investment strategies. When appropriate and material, the Fund will include such disclosure.

9. With respect to Global Multi Strategies Fund, its consolidated statement of investments indicates that the Fund is only 78.5% invested in the United States, and the remainder is in foreign countries. Is this really a “global” fund?

The Commission, in adopting Rule 35d-1, indicated that “the terms ‘international’ and ‘global’… connote diversification among investments in a number of different countries throughout the world, and "international" and "global" funds will not be subject to the rule. [The Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” While the Commission has stated that it has previously provided comments to mutual fund registrants saying that one way to satisfy a mandate that a fund name including “global” not be misleading under Section 35(d) and Rule 35d-1 is to invest at least 40 percent of its assets outside the United States, the Commission has acknowledged in recent discussions with the Investment Company Institute (“ICI”) that this approach is not compulsory (as memorialized in ICI Memorandum 26215 regarding “SEC Staff Comments on Fund Names (35d-1”) (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215). As indicated in the memorandum and as derived from its adopting release language, funds are requested to expressly describe in prospectuses how it will invest assets in investments tied economically to a number of countries around the world (and not as any percentage of a fund’s assets), and statements that a fund will invest “primarily” or a “majority” of its assets in non-U.S. securities are acceptable. Consistent with such discussions, the Fund expressly describes how it invests its assets tied to a number of countries around the world by saying, in its Principal Investment Strategies (emphasis added):

“The Fund may invest a substantial portion of its assets (generally, more than half its total assets) in foreign securities, including securities of companies in developing or emerging markets. The Fund, under normal circumstances, will invest in at least three countries (one of which may be the United States). However, the Fund is not required to allocate its investments in any set percentages in any particular countries.”

Although the Fund is not required to allocate its investments in any set percentages in any particular country at all times, and the consolidated statement of investments only shows a snapshot of the Fund’s portfolio at a particular point in time, the Fund clearly discloses in its prospectus that under normal conditions it will invest a substantial portion of its assets in a number of different countries, including the U.S. Moreover, the Fund’s consolidated statement of investments clearly shows that the Fund invests in at least three countries (including the United States) and in fact invests in much more than three different countries. As a result, this disclosure clearly indicates that the Fund mainly and normally invests appropriately outside of the United States and that it is a “global” fund.

10. With respect to Global Multi Strategies Fund, confirm if the full notional value of its credit default swaps is covered under the Fund’s asset segregation requirements.

Yes, when the Fund is the seller of credit protection under a credit default swap, during the term of the swap agreement it will cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

11. With respect to Global Multi Strategies Fund, in the footnotes to its consolidated statement of investments, total return swaps are listed as a “custom basket of securities.” Please footnote each of these to indicate what the custom basket consists of.

The Fund will disclose the custom basket of securities applying to derivatives that meet a materiality threshold with respect to the Fund’s investments.

12. With respect to International Bond Fund, in the footnotes to its consolidated statement of investments, certain of the Fund’s swaps reference indexes on a specific basket of securities. If there is a reference asset such as an index that includes a specific basket of securities, please provide footnote disclosure describing the index and its basket of securities.

The Fund will amend its disclosures in future shareholder reports to better disclose indexes comprising a custom basket of securities with a brief description of the index, but it declines to footnote the index to list each security comprising the basket. The Fund notes that the securities comprising each index is generally publicly available on the internet from the index providers, just as is the case for more common indexes like the S&P 500.

13. Both Global Strategic Income Fund and each of the SteelPath Funds had a return of capital, as indicated in each Fund’s statement of changes in net assets. Please confirm that each of the Funds is complying with Rule 19a-1 under the Investment Company Act of 1940.

Each of the Funds is complying with Rule 19a-1 under the Investment Company Act. OFI completes Rule 19a-1 notices on a “book” basis. Global Strategic Income Fund had a return of capital for “tax” purposes but not for “book” purposes, and as a result did not send out a Rule 19a-1 letter.

14. On the OppenheimerFunds.com website listing each Fund’s distributions, there is no distinction between a return of capital and income distributions, making it appear as if a return of capital is really an income distribution. Consider separating these concepts on the website, or providing a link to a Fund’s 19a-1 notice, or a description that a Fund’s distributions involve 100% return of capital.

The Funds will provide the 19a-1 notices through a link on the website. We expect this process to be completed by the end of the year.

15. With respect to the SteelPath Funds, on the Fund website, avoid the use of the term “yield” when discussing Funds that have a return of capital, because it implies that those Funds have income instead of return of capital. Consider changing the term to “distribution rate”.

With respect to each Fund that has a return of capital under Rule 19a-1, the term “yield” will be changed to “distribution rate” in a reasonable period of time.

16. The Fact Sheets for each SteelPath Fund discloses expense ratios that do not match the Fund’s prospectus fee tables. Net fees should also include the deferred income tax expenses.

In addition to describing the expenses of each SteelPath Fund without deferred income tax expenses, the Fact Sheets for each SteelPath Fund will be revised to show both “gross” and “net” expense ratios that match the prospectuses fee table expense ratios, which include the deferred income tax expense.

17. When compared to the fee table, the Funds’ total expenses included in the Financial Highlights differ, in certain cases significantly. Please explain the reason for this distinction.

The historical total expenses included in a Fund’s Financial Highlights table does not reflect the expenses a shareholder could be expected to incur during the current fiscal year, because each Fund has a new expense structure relating to its transfer agent fees. As a result, the Financial Highlights table reflected the historical split between the older transfer agent fee structure (which was a per-account fee) and the new transfer agent fee structure (which is a basis-point fee). Pursuant to Instruction 3(d)(ii) to Item 3 of Form N-1A, the fees and expenses listed in the fee table are restated to reflect the current fees as if they had been in effect during the previous fiscal year, with appropriate footnote disclosure to indicate that expenses have been restated to reflect current fees.

18. In the Notes to the Financial Statements, as a best practice, consider disclosing the effective advisory fee rate for the fiscal period with respect to those Funds that have advisory fee breakpoints.

The Funds note that the effective advisory fee rate is disclosed in each Fund prospectus, but will consider whether it is appropriate as a best practice to also disclose this in the notes to the Financial Statements.

19. The section of Note 5 in the Notes to the Financial Statements discussing Distribution and Service Plans is confusing, because it is unclear what is being referred to as “uncompensated expenses” if the disclosure for 12b-1 Plans for Class B, C, and N shares (as applicable) refers to them as compensation-based plans. Are the uncompensated expenses Fund expenses? Are the 12b-1 Plans reimbursement-based plans? If the “uncompensated expenses” does not involve Fund expenses, liabilities or assets, consider whether it is necessary or appropriate to disclose that information.

The disclosure in response to Note 5 regarding Distribution and Service Plans for Class B, C, and N shares (as applicable) will be re-written to clarify that those 12b-1 Plans are compensation-based plans. References to “uncompensated expenses” will be removed, as those expenses do not involve Fund expenses, liabilities or assets.

20. With respect to Capital Income Fund, in Note 2 to the Financial Statements, Securities Valuation, relating to Level 3 Classifications, there was no “roll forward” disclosed. Is there a materiality limit?

We apply a materiality threshold when determining whether to include a Level 3 reconciliation. The Fund’s Level 3 investments did not exceed this threshold. Per FASB ASC 105-10-05-06, the provisions of the FASB Codification need not be applied to immaterial items. The Fund takes the position that a Level 3 roll forward may be omitted in situations where the amount of Level 3 assets or liabilities is not material.

21. Ultra-Short Duration Fund’s fee table and footnote disclosure indicates that 0.28% of Class Y’s annual fund operating expenses were waived under an expense cap so that Class Y expenses would not exceed annual rates of 0.25% of Total Annual Fund Operating Expenses. However, Class Y only had 0.23% of “Other Expenses” to waive, and the only other expense it could have waived would have been Management Fees. If 0.05% of Management Fees for Class Y shares were waived, the identical amount should have been waived for Class A shares so that under Rule 18f-3 the same Management Fees were charged to each shareholder of the Fund.

Ultra-Short Duration Fund waived 0.05% of the management fee for the fiscal year ending July 31, 2013 and the same waiver was incorrectly not applied to Class A shares. However, 100% of the Class A shares are held by OppenheimerFunds, Inc. and Class A shares are closed to new purchases. If the 0.05% waiver was applied to those Class A shares, it would have amounted to a $50 dollar waiver. OFI has credited the Fund for this amount that should have been waived, and has reviewed its practices so that any waiver of a management fee applies to all share Classes equally going forward.

22. Currency Opportunities Fund’s fee table appears to show expenses lower than expected, given each applicable Class’s expense cap. With respect to Class A shares, the Total Annual Fund Operating Expenses After Fee Waiver And/Or Expense Reimbursement should not be 1.20%, but should be 1.26% because the expense cap of 1.10% for Class A excludes Subsidiary Expenses (of 0.10% and 0.04% in Management Fees relating to the Subsidiary), and Acquired Fund Fees and Expenses (of 0.02%).

The fee table is correct. While it is true that the expense cap with respect to each Class of shares of the Currency Opportunities Fund excludes those items, the Fund is not permitted to charge a management fee that was not approved by shareholders and cannot do indirectly what it cannot do directly. As a result, the fee table footnote also discloses that the Manager has also agreed to waive fees equal to the indirect management fees incurred by the Fund through its investments in affiliated funds (the 0.02% of Acquired Fund Fees and Expenses) as well as the management fee it receives in an amount equal to the management fee from the Subsidiary (the 0.04% of the Management Fees relating to the Subsidiary). As a result, for example, Class A expenses are appropriately listed as 1.20% because the only exclusion from the expense cap of 1.10% for Class A shares that is not otherwise waived is the 0.10% in Other Expenses of the Subsidiary.

Separately, Currency Opportunities Fund is liquidating effective August 1, 2014.

23. With respect to the Section 302 and 906 Certifications under the Sarbanes-Oxley Act of 2002, most Funds indicate that those certifications are signed a date prior to the date of the report of the independent registered public accounting firm included in a Fund’s annual shareholder report. Confirm whether this is appropriate.

The Funds believe this practice is appropriate, in particular because its independent registered public accounting firm, KPMG LLP, requires Section 302 and 906 Certifications to be provided to it prior to the release of its report.

24. With respect to six Funds (Global Value Fund, International Diversified Fund, Global Real Estate Fund, Real Estate Fund, Master International Value Fund and ), certain NSAR filings for the 2013 period did not include a signature by the independent registered public accounting firm in their Report filed in response to Item 77(r) of Form NSAR. Please re-file the applicable NSAR for that period with an executed Report.

The Funds will re-file the applicable NSARs for those periods with the signature of the independent registered public accounting firm included in the Report filed in response to Item 77(r).

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc:	Brian Wixted
KPMG LLP

Appendix A

Series	Fund Name	1933 Act No. (File Number)	1940 Act No. (Registration Number)
Rochester AMT-Free Municipals	Oppenheimer Rochester AMT-Free Municipal Fund (formerly AMT-Free Municipals)	2-57116	811-2668
Rochester AMT-Free New York Municipals Fund	Oppenheimer Rochester AMT-Free New York Municipal Fund (formerly AMT-Free New York Municipals)	2-91683	811-4054
California Municipal Fund	Oppenheimer Rochester California Municipal Fund	33-23566	811-5586
Capital Appreciation Fund	Oppenheimer Capital Appreciation Fund (Emerging Technologies, Enterprise and Growth Fund merged into this fund)	2-69719	811-3105
Capital Income Fund	Oppenheimer Capital Income Fund	2-33043	811-1512
Cash Reserves	Oppenheimer Cash Reserves	33-23223	811-5582
Commodity Strategy Total Return Fund	Oppenheimer Commodity Strategy Total Return Fund	333-14087	811-07857
Corporate Bond Fund	Oppenheimer Corporate Bond Fund (formerly Investment Grade Bond Fund)	333-160733	811-22314
Currency Opportunities Fund	Oppenheimer Currency Opportunities Fund	333-165862	811-22399
Developing Markets Fund	Oppenheimer Developing Markets Fund	333-05579	811-07657
Discovery Fund	Oppenheimer Discovery Fund	33-00371	811-04410
Discovery Mid Cap Growth Fund	Discovery Mid Cap Growth Fund (formerly Oppenheimer Small- & Mid-Cap Growth Fund)	333-44176	811-10071
Diversified Alternatives Fund	Oppenheimer Diversified Alternatives Fund	333-184384	811-22760
Diversified Commodity Strategies Fund	Oppenheimer Diversified Commodity Strategies Fund	333-180652	811-22689
Dividend Opportunity Fund	Oppenheimer Dividend Opportunity Fund (formerly Oppenheimer Select Value Fund)	333-100700	811-21208
Emerging Markets Innovators Fund	Oppenheimer Emerging Markets Innovators Fund	333-194049	811-22943
Emerging Markets Local Debt Fund	Oppenheimer Emerging Markets Local Debt Fund (formerly Oppenheimer Emerging Markets Debt Fund)	333-165865	811-22400
Equity Fund	Oppenheimer Equity Fund	2-11052	811-490
Equity Income Fund	Oppenheimer Equity Income Fund (formerly Quest Capital Value Fund, Inc.)	333-16881	811-04797
Global Fund	Oppenheimer Global Fund	2-31661	811-1810
Global Multi Strategies Fund	Oppenheimer Global Multi Strategies Fund (formerly Oppenheimer Absolute Return Fund)	333-135492	811-21918
Global Opportunities Fund	Oppenheimer Global Opportunities Fund	33-33799	811-6001
Global High Yield Fund	Oppenheimer Global High Yield Fund (formerly High Yield Opportunities Fund)	333-176889	811-22609
Global Real Estate Fund	Oppenheimer Global Real Estate Fund	333-185116	811-22771
Global Strategic Income Fund	Oppenheimer Global Strategic Income Fund (formerly Strategic Income Fund)	33-28598	811-5724
Global Value Fund	Oppenheimer Global Value Fund	333-144517	811-22092
Gold & Special Minerals Fund	Oppenheimer Gold & Special Minerals Fund	2-82590	811-3694
Institutional Money Market Fund	Oppenheimer Institutional Money Market Fund	333-133173	811-21888
Institutional Treasury Money Market Fund	Oppenheimer Institutional Treasury Money Market Fund	333-156399	811-22261
Integrity Funds	Oppenheimer Core Bond Fund (formerly Bond Fund) (Total Return Merged into this fund)	2-76547	811-3420
International Bond Fund	Oppenheimer International Bond Fund	33-58383	811-07255
International Diversified Fund	Oppenheimer International Diversified Fund	333-125805	811-21775
International Growth Fund	Oppenheimer International Growth Fund	333-00201	811-07489
International Small Company Fund	Oppenheimer International Small Company Fund	333-31537	811-08299
International Value Fund	Oppenheimer International Value Fund (formerly Quest International Value Fund)	33-34720	811-06105
Limited-Term Bond Fund	Oppenheimer Limited-Term Bond Fund (formerly Oppenheimer U.S. Government Trust)	2-76645	811-3430
Limited Term California Municipal Fund	Oppenheimer Rochester Limited Term California Municipal Fund	333-111230	811-21474
Limited-Term Government Fund	Oppenheimer Limited-Term Government Fund	33-02769	811-4563
Main Street Funds	Oppenheimer Main Street Fund	33-17850	811-5360
Main Street Select Fund	Oppenheimer Main Street Select Fund (formerly Main Street Opportunity Fund)	333-40186	811-10001
Main Street Mid Cap Fund	Oppenheimer Main Street Mid Cap Fund (formerly Oppenheimer Main Street Small- & Mid-Cap Fund	333-78269	811-09333
Main Street Small Cap Fund	Oppenheimer Main Street Small Cap Fund	333-186810	811-22806
Master Event-Linked Bond Fund, LLC	Oppenheimer Master Event-Linked Bond Fund, LLC	N/A	811-22207
Master Inflation Protected Securities Fund, LLC	Oppenheimer Master Inflation Protected Securities Fund, LLC	N/A	811-22420
Master International Value Fund, LLC	Oppenheimer Master International Value Fund, LLC	N/A	811-22186
Master Loan Fund, LLC	Oppenheimer Master Loan Fund, LLC	N/A	811-22137
Money Market Fund	Oppenheimer Money Market Fund	2-49887	811-2454
Multi-State Municipal Trust (3 Series)	Oppenheimer Rochester Pennsylvania Municipal Fund	33-30198	811-5867
Multi-State Municipal Trust	Oppenheimer Rochester High Yield Municipal Fund (formerly Rochester National Municipals)	33-30198	811-5867
Multi-State Municipal Trust	Oppenheimer Rochester New Jersey Municipal Fund	33-30198	811-5867
Municipal Fund	Oppenheimer Rochester Limited Term Municipal Fund	33-08054	811-4803
N/A	Oppenheimer Rochester Arizona Municipal Fund	333-132778	811-21877
N/A	Oppenheimer Rochester Maryland Municipal Fund	333-132779	811-21878
N/A	Oppenheimer Rochester Massachusetts Municipal Fund	333-132781	811-21879
N/A	Oppenheimer Rochester Michigan Municipal Fund	333-132782	811-21880
N/A	Oppenheimer Rochester Minnesota Municipal Fund	333-132783	811-21881
N/A	Oppenheimer Rochester North Carolina Municipal Fund	333-132784	811-21882
N/A	Oppenheimer Rochester Ohio Municipal Fund	333-132785	811-21883
N/A	Oppenheimer Rochester Virginia Municipal Fund	333-132786	811-21884
N/A	Oppenheimer International Growth Fund/VA	2-73969	811-3255
Portfolio Series (4 series)	Active Allocation Fund	333-121449	811-21686
Portfolio Series	Equity Investor Fund	333-121449	811-21686
Portfolio Series	Conservative Investor Fund	333-121449	811-21686
Portfolio Series	Moderate Investor Fund	333-121449	811-21686
Quest for Value Funds (3 series)	Oppenheimer Global Allocation Fund (formerly Quest Balanced Fund)	33-15489	811-5225
Quest for Value Funds	Oppenheimer Flexible Strategies Fund (formerly Quest Opportunity Value Fund)	33-15489	811-5225
Quest for Value Funds	Oppenheimer Small- & Mid- Cap Value Fund (formerly Small Cap Value Fund)	33-15489	811-5225
Rising Dividends Fund	Oppenheimer Rising Dividends Fund (formerly Quest Value Fund, Inc.)	2-65223	811-2944
Real Estate Fund	Oppenheimer Real Estate Fund	333-74582	811-10589
Rochester Fund Municipals	Oppenheimer Rochester Fund Municipals	33-03692	811-3614
Rochester Short Term Municipal Fund	Oppenheimer Rochester Short Term Municipal Fund	333-147062	811-22139
Rochester Intermediate Term Municipal Fund	Oppenheimer Rochester Intermediate Term Municipal Fund	333-147208	811-22142
Rochester Portfolio Series	Oppenheimer Rochester Limited Term New York Municipal Fund	33-41511	811-6332
Senior Floating Rate Fund	Oppenheimer Senior Floating Rate Fund	333-166297	811-09373
Senior Floating Rate Plus Fund	Oppenheimer Senior Floating Rate Plus Fund	333-188779	811-22844
Series Fund	Oppenheimer Value Fund	2-75276	811-3346
SteelPath MLP Funds Trust	Oppenheimer SteelPath MLP Alpha Fund	333-163614	811-22363
SteelPath MLP Funds Trust	Oppenheimer SteelPath MLP Alpha Plus Fund	333-163614	811-22363
SteelPath MLP Funds Trust	Oppenheimer SteelPath MLP and Infrastructure Debt Fund	333-163614	811-22363
SteelPath MLP Funds Trust	Oppenheimer SteelPath MLP Income Fund	333-163614	811-22363
SteelPath MLP Funds Trust	Oppenheimer SteelPath MLP Select 40 Fund	333-163614	811-22363
SteelPath Master MLP Fund, LLC	Oppenheimer SteelPath Master MLP Fund, LLC	N/A	811-22783
Ultra-Short Duration Fund	Oppenheimer Ultra-Short Duration Fund (formerly Short Duration Fund)	333-171815	811-22520